Exhibit 99.7

UNITED UTILITIES PLC

PERFORMANCE SHARE PLAN

19 AUGUST 2004

The following contingent awards were granted on 18 August 2004 pursuant to the performance share plan approved by the Shareholders at the Annual General Meeting on 21 July 2000. The figures reflect the maximum number of shares over which the option might be exercised. The actual number will depend upon the extent to which the established performance conditions are satisfied over the performance period.

	No. of ordinary shares	No. of A shares	Price paid for award	Price payable on exercise	Performance period

J E Roberts	51,885	28,825	Nil	Nil	1/4/04 to 31/3/07

Further information can be obtained from Tim Rayner, Company Secretary 44 1 925 237071.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".